Exhibit 99.1

Uxin Announces the Resignation of Chief Operating Officer

BEIJING, September 16, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced that Mr. William Peng has resigned as the Company’s Chief Operating Officer, effective September 15, 2019, due to his pursuit of other career interests in the investment area.

Mr. Kun Dai, the Company’s Founder, Chairman and Chief Executive Officer, will directly oversee the Company’s business operations going forward. This aligns well with the Company’s growth strategy, the evolving business model and related operational changes underway.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We sincerely appreciate William’s great contributions over the past four years through many milestones in the growth of our business. His deep insight and strong execution have been very valuable to us through those years. We wish him the best in his future endeavors. Going forward, I will directly oversee Uxin’s day-to-day operations, working with our full management team to drive sustainable growth of our business.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars through an innovative integrated online platform and offline service and fulfilment network, which address each step of the transaction and cover the entire value chain. Its online presence is bolstered by an offline network of more than 1,300 service centers in over 250 prefecture-level cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com